EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “The Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Class Action against Walla

On December 11, 2018, the Company received notice from its subsidiary, Walla! Communications Ltd. (“Walla”), that Walla had learned of the filing of a claim and a class action certification motion against it in the Tel Aviv-Jaffa District Court (the claim and the motion have not yet been formally served on Walla). The motion is filed primarily on grounds that Walla biased press coverage on its website in favor of the Prime Minister, allegedly in exchange for excessive regulatory benefits granted to its controlling shareholder - the Company, and its (former) controlling shareholder.

The petitioner alleges that the members of the class suffered non-monetary damage in the form of a violation of autonomy, and also demands restitution of Walla’s alleged unjust “enrichment.” As stated in the motion, the amount of the class action is unknown.

Walla is studying the details of the claim and the certification motion and neither it nor the Company is able to evaluate their likelihood of success at the present stage.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.